Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

On December 12, 2019, Gardner Denver Holdings, Inc. ("Gardner Denver") sent the following communication to Industrial employees of Ingersoll-Rand that will transition to Gardner Denver upon and subject to the closing of the Reverse Morris Trust Transaction previously announced.

December 12, 2019

Announcement from Vicente Reynal

New Ingersoll Rand Leadership Announcement

Hello team,

We have been working for several months to develop the optimal business organization and leadership structure for New Ingersoll Rand. I am pleased to share that with you today.

We will organize New Ingersoll Rand around the businesses described below. The following general managers will be appointed to lead these businesses upon the close of the transaction.

Industrial Technologies and Services
The Industrial Technologies and Services business will include a combination of the Ingersoll Rand CTS business and the Gardner Denver Industrials business. Todd Wyman, Senior Vice President, and I will co-lead this portion of the Industrial Technologies and Services business, which will be managed through three regional business units. While Todd concentrates on integration, maximizing our aftermarket and service growth, and optimizing our manufacturing footprint, I will focus on day-to-day operations and overall strategy. The three regional general managers are:

•	Gary Gillespie, Vice President & General Manager, Industrial Technologies and Services, Americas

•	Arnold Li, Vice President & General Manager, Industrial Technologies and Services, Asia-Pacific (AP)

•
Enrique M. Viseras, Vice President & General Manager, Industrial Technologies and Services, Europe, Middle East, India and Africa (EMEIA). Industrials EMEIA will also include Gardner Denver’s EMCO Wheaton Fuel Systems and Runtech businesses.

In addition, our Industrial Technologies and Services business will include:

•
A new Pressure and Vacuum Solutions business unit, led by Sia Abbaszadeh, Vice President & General Manager, who will report to me. This business will include our brands and offerings that have a significant Engineered-to-Order (ETO) focus, including Nash, Garo, Ingersoll Rand MSG, Gardner Denver CEP, and EMCO Wheaton Loading Systems.

•	The Power Tools and Lifting business unit, led by Maria Blase, Vice President & General Manager, who will report to me; Maria will also be our executive sponsor of diversity and inclusion (D&I).

Precision and Science Technologies
This business will include Ingersoll Rand’s PFS and ARO business units as well as Gardner Denver’s Medical business unit and Gardner Denver’s Specialty Pumps. Nick Kendall-Jones, Vice President & General Manager, will lead this business and report to me.

High Pressure Solutions
High Pressure Solutions will include Gardner Denver’s Petroleum and Industrial Pump business and will be led by Edward Bayhi, Vice President & General Manager, who will report to me.

Specialty Vehicle Technologies
This business will consist of Ingersoll Rand’s Club Car business. Mark Wagner, Vice President & General Manager, will lead this business and report to me.

Corporate Functions
In addition, we will organize around the following corporate functions with the respective leaders reporting to me.

•	Craig Mundy, Senior Vice President, will lead Human Resources, Talent, and Diversity and Inclusion working closely with Maria Blase as our D&I executive sponsor.

•
Andy Schiesl, Senior Vice President and General Counsel, will lead Legal, Communications and Corporate Social Responsibility, inclusive of our Environmental, Health and Safety (EHS) and Sustainability efforts.

•	Mike Weatherred, Senior Vice President, will lead Ingersoll Rand Execution Excellence (IRX), Strategy and Business Development.

•	Emily Weaver, Senior Vice President and Chief Financial Officer, will lead Finance and IT. Jeff Koepke will oversee global IT for the organization, reporting to Emily.

•	Chris Neubauer, Vice President, will lead Global Sourcing and Logistics.

•	Cesare Trabattoni, Vice President, will lead Demand Generation, Pricing and Commercial Excellence.

This structure is effective immediately upon close of the transaction.

Next Steps

The newly announced senior management team will be working on the company’s go-forward strategy and organization post close. Next week, this team will be together for a planning session in Davidson, N.C. Look for a video coming out of this meeting that further introduces you to our new leadership team.

I recognize you likely have questions. You can email questions here - we will get them answered to the best of our ability through the respective Gardner Denver and Ingersoll Rand Integration communications or future town halls.

This is another important milestone as we get closer to completing the merger and forming New Ingersoll Rand. I look forward to talking with you at future town halls and sharing integration information as it becomes available.

Best regards,

Vicente Reynal
Chief Executive Officer
Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver's and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver's and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand's and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.